UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

Harry Ross

c/o

Robert J. Landis, Chief Financial Officer, Comprehensive Care Corporation

3405 West Dr. Martin Luther King, Jr., Boulevard, Suite 101, Tampa, Florida, 33607

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,000,000[1]
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 2,000,000[1]
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Includes 800,000 shares that may be acquired at $0.25 per share upon conversion of the convertible promissory note (attached hereto as Exhibit 2).

SCHEDULE 13D

Item 1.	SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Comprehensive Care Corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 3405 West Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida, 33607.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) Harry Ross, 3622 Reeves Road, Ojai, California, 93023, is a private investor.

(d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the transaction necessitating the filing of this Schedule 13D, Mr. Ross had reported on Schedule 13G the ownership of 1,000,000 shares of Common Stock of the Issuer. On September 3, 2008, Mr. Ross purchased 200,000 shares of Common Stock and a Convertible Promissory Note (the “Note”) in the amount of $200,000 from the Issuer, for an aggregate purchase price of $250,000. The Note is convertible, in whole or in part, into Common Stock of the Issuer at any time at the rate of $0.25 per common share, bringing the total beneficial ownership of Common Stock of Mr. Ross to 2,000,000 shares. The source of funds to acquire the shares and the Note was personal funds of Mr. Ross.

Item 4.	PURPOSE OF TRANSACTION

As of the date disclosed above, the Reporting Person did not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership: As of the date of this Schedule 13D, Mr. Ross beneficially owns 2,000,000 shares of Common Stock, which includes 1,200,000 shares owned directly and 800,000 shares owned beneficially through the assumed conversion of the aforementioned Note. Mr. Ross’ total beneficial ownership of shares represents 22.7% of all shares of Common Stock of the Issuer, including those shares issuable upon conversion of the Note. Applicable percentage of ownership is based on the sum of (i) 7,827,766 common shares outstanding as of August 6, 2008, (ii) 200,000 shares purchased directly from the Issuer as described in Item 3 herein, and (iii) 800,000 shares owned beneficially through the right to acquire Common Stock by conversion of the Note into common shares, as described in Item 3 herein, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of Issuer Shares: Mr. Ross holds sole power to vote and dispose of the shares beneficially owned by him.

(c)	Transactions Effected During the Past 60 days: On September 3, 2008, Mr. Ross purchased 200,000 shares of Common Stock and a Convertible Promissory Note in the amount of $200,000 from the Issuer, for an aggregate purchase price of $250,000. The Note is convertible, in whole or in part, into Common Stock of the Issuer at any time at the rate of $0.25 per common share, bringing the total beneficial ownership of Common Stock of Mr. Ross to 2,000,000 shares.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: Not Applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Purchase Agreement, dated September 3, 2008, incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K dated September 3, 2008 and filed on September 5, 2008.

2	Convertible Promissory Note, dated September 3, 2008, incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K dated September 3, 2008 and filed on September 5, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

9-4-08
Date

/s/ Harry Ross
Signature

Harry Ross
Name/Title